

March 10, 2015

Via E-mail
Steven Paladino
Chief Financial Officer
Henry Schein, Inc.
135 Duryea Road
Melville, NY 11747

>   **Re: Henry Schein, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 27, 2014**
>   **Filed February 11, 2015**
>   **File No. 0-27078**

Dear Mr. Paladino:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 27, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36
2014 Compared to 2013, page 44
Gross Profit, page 45
Selling, General and Administrative, page 45

1. In future filings, please disclose with quantification the underlying business reasons for changes between periods in the dollar amounts of gross profit and selling, general and administrative expenses. Please similarly revise your disclosures for each segment as well. Please provide us your proposed disclosure revisions for 2014 as compared to 2013.

Quantitative and Qualitative Disclosures About Market Risk, page 59

2. You discuss your exposure to changes in foreign currency associated with your foreign currency exchange agreements. As it appears you also may have exposure to changes in foreign currency rates with respect to your investments in foreign subsidiaries and with respect to changes in interest rates associated with your variable rate accounts receivable securitization, please revise future filings to include the disclosures outlined in Item 305(a)(1) of Regulation S-K with respect to each of these additional risks. Please provide us your proposed disclosures.

Financial Statements and Supplementary Data, page 60
Note 7. Comprehensive Income, page 79

3. During the fiscal year ended December 27, 2014, you recorded in comprehensive income a foreign currency translation loss of $157,698. Please revise the notes to your financial statements in future filings to disclose the nature and timing of the facts or circumstances that resulted in this significant translation loss. Please also discuss the changes in foreign currency rates and the related foreign operations which related to this significant translation loss. Please provide us your proposed disclosures.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Linda Cvrkel at 202-551-3813 or Rufus Decker at 202-551-3769 with any questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining